Provident Mutual Funds, Inc.
N16 W23217 Stone Ridge Drive, Suite 310
Waukesha, Wisconsin 53188
March 19, 2021

Via EDGAR Correspondence

Ms. Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    Provident Mutual Funds, Inc. (the “Company”)
File Nos.: 033-06836 and 811-04722
Dear Ms. Hamilton,
The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on March 2, 2021, regarding the Staff’s recent Sarbanes-Oxley review of the Company’s annual certified shareholder report for the fiscal year ended September 30, 2020 (the “Annual Report”), filed on Form N-CSR on November 23, 2020 for the Provident Trust Strategy Fund, the sole series of the Company (the “Fund”).
For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses.
1.    Form N-CSR – Section 906 Certification
The Staff notes that the certification pursuant to Section 906 of the Sarbanes-Oxley Act that accompanies the Company’s report on form N-CSR contained only the signature of J. Scott Harkness, the Principal Executive Officer of the Company. However, Section 906(a) requires that reports filed under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as applicable, are required to be accompanied by a written statement by the chief executive officer and chief financial officer (or equivalent thereof) of the Company. Please explain why the certification was not also signed by the chief financial officer. Please also ensure that future certifications are updated appropriately.

Response: The Company responds by noting that the Section 906 certification of the Company’s Principal Financial Officer was inadvertently omitted from the filing and the Company will file an amended N-CSR to include the certification. The Company further responds by supplementally confirming that future filings will include a certification from both the principal executive officer and principal financial officer of the Company.

2.    Form N-CSR – Notes to Financial Statements
Please explain why the Fund has not stated that it follows the accounting and reporting requirements of investment companies under ASC 946 (ASC 946-10-50-1). Please include this disclosure in the Notes to Financial Statement going forward.

Response: The Company responds by noting that Note 1 “Summary of Significant Accounting Policies” in the Fund’s annual report indicates that the Company “is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board.” The Company believes this disclosure is consistent with ASC 946-10-50-1. However, the Company further responds by supplementally confirming that future filings will include the following disclosure in the Notes to Financial Statements (additional disclosure shown in underline):

“The following is a summary of significant accounting policies of Provident Mutual Funds, Inc. (the “Company”), which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services – Investment Companies.”

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If you have any additional questions or require further information, please contact Adam Smith of U.S. Bancorp Fund Services, LLC at 414-765-6115.
Very truly yours,
/s/ James R. Daley
James R. Daley
Secretary
Provident Mutual Funds, Inc.